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SEC 1344  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(7-2000) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

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                   UNITED STATES                      OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION    -----------------------------
              WASHINGTON, D.C. 20549            OMB Number:  3235-0058
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                                                Expires:  January 31, 2001
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                                                Estimated average burden
                                                hours per response:   2.50
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                   FORM 12B-25

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           NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                              ----------------------------
                                                       CUSIP NUMBER
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 (Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]
 [ ] Form N-SAR
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For Period Ended: October 31, 2000
                  ----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

                  SUSTAINABLE DEVELOPMENT INTERNATIONAL, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

10240  124th Street, Suite 208
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City, State and Zip Code

Edmonton, Alberta  T5N 3W6
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

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Our company has been involved in corporate reorganization this past year, a process which has left the company short-staffed. We believed that all of the documents our auditors needed had been prepared, but our auditor subsequently informed us that some of the support documents were missing. The documents in question were prepared by our bank and copies have been ordered, but they are in various parts of the country and will not be here by the filing deadline. To travel to the various locations to retrieve the documents would be expensive and time-consuming. We believe, therefore, that it will be quicker and more economic to wait for the documents to be forwarded to us and complete our filing at that time.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Turner - Legal Counsel           (775)                     324-4100
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(Name)                            (Area Code)              (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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
                   Sustainable Development International Inc.
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                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   January 30, 2001     By        /s/ Harold Jahn
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